Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

June 30, 2025

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendments (“PEA”) No. 304 and 343 to the Trust’s Registration Statement on Form N-1A (the “Amendments”) File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 14, 2025 and June 17, 2025, with respect to the Defiance 2X Daily Long Pure Quantum ETF (the “Fund”). PEA 304 was initially filed on January 28, 2025, and subsequently withdrawn on April 11, 2025. PEA 343 was filed on April 25, 2025 for the primary purpose of removing a named sub-adviser to the Fund. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

1.	The Trust noted in its transmittal letter with respect to the Fund that the Fund’s investment strategy is similar to that of the Defiance Hot Sauce Daily 2X Strategy ETF, which was initially filed via Post-Effective Amendment No. 278. Please apply the comments provided in relation to that filing to the Fund.

Response: The Trust confirms that applicable comments provided in relation to the Defiance Hot Sauce Daily 2X Strategy ETF have been applied to the Fund.

Prospectus

2.	Provide a completed fee table and example pre-effectively with your response, and confirm in correspondence there will be no fee waiver or reimbursement arrangement or, if so, add the terms of such an arrangement in a footnote. Please add a footnote describing the costs of investing in swaps, which are not included in the fee table and expense example and an estimate of indirect costs of investing in swaps for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further confirms that there are currently no planned fee waivers or reimbursements. The Fund respectfully declines to estimate the indirect costs of investing in swaps, as these costs are largely influenced by factors such as the Federal Funds Rate, the mark-up by the swap dealer, and the Fund’s total assets. However, for PEA 343, the Fund added the following footnote beneath the Fees and Expenses table:

The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

3.	With respect to the first paragraph under “Principal Investment Strategies,” please add disclosure to explain what is meant by “close of the markets” for this Fund. For example:
(a)	Does this refer to the NYSE?
(b)	Will all securities in the Target Portfolio trade on the same market?
(c)	If not, how does this impact the overall product design?
(d)	In addition, please supplementally explain how the Fund and similar products will operate when the market on which the Fund’s shares trade and the market on which underlying securities trade do not line up.

Response:

(a)	The Trust confirms that for PEA 343 it revised the disclosure to indicate that the “close of the markets” refers generally to 4:00 PM ET.

(b)-(d) The Trust also confirms that the Fund’s portfolio will consist of companies that are listed on any U.S. exchanges, including American Depositary Receipts (“ADRs”) of foreign companies. The Trust further confirms that because the Fund’s portfolio securities will trade on U.S. exchanges, there is no impact on the Fund’s overall design. It is anticipated that the exchange upon which the Fund is listed and the exchanges upon which the portfolio companies are listed will operate during the same market hours each day.

4.	With respect to the second paragraph under “Principal Investment Strategies,” what criteria does the Adviser use to determine a core commitment to quantum computing? Please revise the disclosure to briefly state what information, metrics, and analysis the advisor is looking to in making its decision.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

5.	Please disclose more information about the target portfolio. For example, what is the market cap of the issuers? Are they non-U.S or emerging market securities, and is there a geographic focus? And if relevant, please disclose the developmental stage of the underlying companies. Are they pre-IPO, IPO, venture capital funded, etc.? Please also consider if additional risk disclosure is needed based on the market cap, location or development stage of the underlying securities.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

6.	With respect to the third paragraph under “Principal Investment Strategies,” please provide a definition of quantum computing in plain English, without using the term “quantum.”

Response: The confirms that for PEA 343 it revised the referenced disclosure to include the following definition.

The term “quantum computing” refers to a type of computing that uses the principles of physics involving subatomic particles to process information faster and in more flexible ways than traditional computers. In traditional computing, a bit is limited to storing only a zero or a one, while a subatomic particle can store and process an infinite number of values at the same time, allowing it to solve large and complex problems much faster.

7.	With respect to the fourth paragraph under “Principal Investment Strategies,” the disclosure has not yet introduced how the Fund will gain exposure, so please revise the disclosure to provide this context.

Response: The Trust confirms that for PEA 343 the following sentence was added to the beginning of the “Principal Investment Strategies” section:

The Fund seeks to gain leveraged 2X exposure to the Target Portfolio securities primarily through swap agreements or listed options strategies (described below).

8.	With respect to the disclosure under “Target Portfolio Selection,” please make it clear that the Fund is not investing directly in the companies included in the Target Portfolio but rather the derivatives providing exposure to the portfolio holdings. In addition, please supplementally provide a list of companies included in the Target Portfolio. It’s understood this is subject to change.

Response: The Trust confirms that for PEA 343, disclosure explaining the Fund’s use of derivatives was added to the “Target Portfolio Selection” section. The Trust also notes its response to comment 7 above where similar language was also added to the beginning of the “Principal Investment Strategies” section. In addition, the Trust has supplementally provided to the Staff under separate cover a sample list of companies included in the Target Portfolio.

9.	With respect to the first paragraph under “Target Portfolio Selection,” please elaborate on the term “adjacent fields.”

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

10.	With respect to the last sentence of the first paragraph under “Derivatives Portfolio Selection,” please tell us in correspondence more about the reasons and or market conditions that would cause the Fund to be unable to achieve its objective, and how such inability impacts the Fund’s disclosure and continued offering. Further, if this presents a particular risk due to the speculative and less-established nature of the underlying companies, please disclose this and add risk disclosure as needed.

Response: The Trust supplementally informs the Staff that the Fund’s ability to achieve its objective may be affected by counterparty defaults, limited liquidity in derivatives markets during periods of stress, regulatory changes that restrict the use of derivatives, or market disruptions, including extreme volatility or geopolitical events that impede trading or access to required exposures. That said, the Fund’s active management allows the Fund’s Adviser to adjust the Target Portfolio’s holdings by excluding securities impacted by such factors. The Trust believes that the existing risk disclosures sufficiently address the foregoing.

11.	With respect to the last paragraph under “Derivatives Portfolio Selection,” please disclose whether the options are covered or uncovered, and describe briefly what an option strike price is.

Response: The Trust confirms that PEA 343 already includes disclosures that address the Staff’s comment.  Accordingly, no additional revisions have been made in response to this comment.

12.	In regard to Fund derivatives counterparties:

a.	In correspondence, describe approximately how many counterparties the Fund expects to use and what percentage of Fund assets and investment exposure are expected to be related to each such counterparty. Describe any discussions with potential counterparties regarding collateral or margin requirements and the impact such requirements will have on the Fund’s ability to execute its strategy.

b.	In Item 9 of the Prospectus, include disclosure of the following regarding counterparties as may be applicable. If exposure to a counterparty is expected to be material, identify the counterparty and file the primary derivatives contracts with such counterparty as an Exhibit. If notional exposure to any counterparty is expected to exceed 20% of Fund assets disclose whether the counterparty is subject to Exchange Act filing and reporting requirements, identify any national exchanges on which its securities are listed, and disclose where such filings and reports can be obtained. If such counterparty is a subsidiary of a public company also disclose whether the Fund will have recourse to the parent company or obligations of the counterparty. Disclose how counterparties generally will hedge their own exposure to the derivatives contracts with the Fund.

Response:

(a)       The Trust anticipates trading primarily with five swap counterparties and will attempt to spread notional exposure across those parties to reduce counterparty risk. While actual trading volumes may vary among the Fund’s counterparties due to, among other things, pricing, execution quality, or liquidity considerations, the Adviser monitors exposures on an ongoing basis and adjusts allocations as appropriate. As a general guideline, the Fund will seek to limit its mark-to-market exposure to any single counterparty to approximately 20% of the Fund’s total swap exposure, recognizing that temporary deviations may occur in the normal course of portfolio management. The Adviser has discussed preliminary levels with providers who have shown indicative margin levels which are conducive to the Adviser’s effective management of the Fund.

(b)       The Trust does not anticipate a significant concentration of investments (on a mark-to-market basis) in any specific counterparty. As noted above, the Fund will seek to limit its mark-to-market exposure to any single counterparty at 20% of the Fund’s total swap exposure, recognizing that temporary deviations may occur in the normal course of portfolio management. Additionally, the Fund’s exposure will be fully collateralized each day, as per its ISDA Agreements or related prime broker agreement, to mitigate counterparty risk. Consequently, the Trust does not believe that any agreement with such counterparties will be of sufficient materiality to necessitate filing as an exhibit to the Registration Statement.

The Trust also confirms that for PEA 343, the following language was added to the “Counterparty Risk” disclosure:

The Fund engages in transactions with counterparties, which may include subsidiaries of public companies. Investors should be aware that the Fund may not have recourse to the parent company for obligations of such counterparties. Consequently, the Fund is exposed to the credit risk of these counterparties, and their inability to meet the terms of their agreements could result in financial loss to the Fund.

13.	The Staff notes that the prospectus disclosure refers to pure quantum computing as an industry. Pursuant to Rule 35d-1(a)(2), please revise the Fund’s 80% policy to state that the Fund will invest 80% of its assets in securities providing a reasonable nexus to the quantum computing industry. In doing so, please disclose the Fund’s criteria for determining the industry nexus. Please also consider explaining in the disclosure the significance of the term “pure” and how this differs from “mixed.”

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

14.	The Staff notes that the first sentence under “Target Portfolio Selection” states that the Adviser “employs a thematic and qualitative approach to identify and select a focused portfolio.” However, under “Principal Investment Risks,” appears “Models and Data Risk” disclosure. Please review and revise for consistency, as appropriate.

Response: The Trust responds by removing “Models and Data Risk.”

15.	In correspondence, given that the Fund’s investment objective involves gaining exposure to a limited number of underlying securities, potentially as few as five, address whether the Fund will be able to continue to issue and redeem creation units when there exists market, regulatory, or other issues effecting the liquidity, trading, settlement, and/or valuation of one or more underlying securities. In your response, address how the Fund intends to handle the impact of trading halts of one or more underlying securities or of a counterparty’s unwillingness to enter into swap transactions for a stock and how the Fund will continue to accept orders for creation units and process redemptions of creation units in such circumstances. Please also address, in correspondence, the impact of trading halts on the swap agreements and swap counterparties of the Fund, and describe the considerations the Board and the Adviser gave to the appropriateness of the Fund’s investment objective and strategy given potentially narrow market exposure and the potential impact of market disruptions on the Fund’s ability to issue and redeem creation units.

Response: The Trust respectfully notes that while the Fund’s strategy may have exposure to as few as five issuers, the Trust believes that the structure and strategy of the Fund mitigates many of the concerns raised. Unlike single-security leveraged ETFs, the Fund’s exposure is distributed across multiple underlying securities, inherently limiting exposure to any one security. Additionally, the Fund retains flexibility to adjust the weighting of specific securities in response to market conditions, which includes limiting exposure to a particular security or even removing it from the Target Portfolio entirely during periods of market stress (or individual issuer stress). This flexibility extends to the Fund’s use of both swap agreements and listed options contracts, which together form complementary tools for seeking to achieve leveraged exposure.

As noted in the Prospectus, the Fund’s strategy incorporates listed options, such as call options, alongside swap agreements to provide an additional mechanism for managing leverage. This approach enables the Fund to adjust its exposure dynamically in response to market conditions, liquidity constraints, or other factors that may impact the availability or pricing of swaps. By leveraging listed options, the Fund can achieve targeted exposure to one or more securities within the Target Portfolio without relying exclusively on swaps. The Adviser believes that this dual-pronged approach will enhance the Fund’s ability to meet its daily investment objective under varying market conditions.

The Fund has compliance mechanisms in place to manage liquidity, trading, and valuation risks. In the event of a trading halt or other market disruption impacting one or more underlying securities, the Adviser will promptly assess the situation and take appropriate action (if called for under the circumstances), such as rebalancing the Target Portfolio, pausing new swap agreements tied to the impacted security, or utilizing listed options to seek to achieve the desired exposure.

The Fund’s operational framework is designed to enable it to continue accepting creation and redemption orders even under adverse market conditions. If disruptions affect the valuation or liquidity of an underlying security, the Fund will work with its Authorized Participants (APs) and other stakeholders to adjust the pricing mechanisms, substitute alternative securities, or, if necessary, require cash creations or redemptions to maintain the creation and redemption process. Swap agreements tied to an impacted security would similarly be evaluated, with potential adjustments made to mitigate risks or suspend further agreements involving the security until normal market conditions resume. The flexibility to use listed options alongside swaps provides an additional mechanism to ensure the Fund remains operationally resilient and capable of meeting its investment objective during such disruptions.

The Board and the Adviser carefully considered the potential risks associated with the Fund’s investment objective and strategy, including the potential impacts of market disruptions on liquidity, trading, and valuation. These considerations informed the decision to design a strategy that incorporates flexibility in managing the Target Portfolio and utilizing both swaps and listed options. The Fund’s ability to adapt to changing market conditions is integral to its operational design. Importantly, the Adviser’s discretion to adjust exposure, limit weighting, or exclude certain securities from the Target Portfolio ensures that the Fund can respond dynamically to market, regulatory, or other challenges.

16.	On page 13 of the prospectus under “Principal Investment Strategies,” please describe the concept of “notional exposure.”

Response: The Trust notes that the term “notional amount” is described in the first paragraph under “Derivatives Portfolio Selection.” In addition, “Notional Value” is defined in the Item 9 section, “Glossary of Financial Terms.” The Trust therefore respectfully declines to make additional revisions.

17.	In the fourth paragraph on page 13 under “Principal Investment Strategies,” please clarify whether the manner of daily rebalances are at the sole discretion of the Adviser or Sub-Adviser.

Response: The Trust responds by noting that the disclosure was revised for PEA 343 to indicate rebalances are at the discretion of the Adviser.

Statement of Additional Information

18.	Please revise the Fund’s concentration policy to reflect concentration in the quantum computing industry or group of industries.

Response: The requested change has been made.

19.	Please revise the Fund’s concentration policy to reflect that the Fund will look through to the underlying holdings of investment companies when determining concentration.

Response: The Trust responds by confirming that for PEA 343 the following disclosure was added as a clarifying note to the Fund’s concentration policy.

In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

If you have any questions or require further information, please contact John Hadermayer at (262) 382-3522 or jhadermayer@tidalfg.com.

/s/ John Hadermayer

John Hadermayer
SVP of Legal Services
Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.29%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses(3)	1.29%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay all expenses incurred by the Fund (except for advisory fees ) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$409